Filed by SemGroup Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SemGroup Corporation

Commission File No. 001-34736

Date: September 30, 2019

Kelcy Warren Energy Transfer Chairman & CEO 8111 Westchester Dr. Dallas, TX 75225

Dear SemGroup Employees,

Earlier this month, it was announced that Energy Transfer LP (“Energy Transfer”) and SemGroup Corporation (“SemGroup”) have entered into a merger agreement providing for the acquisition of SemGroup by Energy Transfer. It is our expectation that this transaction will close in late 2019 or early 2020.

As Chairman and Chief Executive Officer of Energy Transfer, I want to take a minute to introduce you to our Partnership and tell you why we are so excited about this transaction. We are looking forward to being introduced to SemGroup and all of the employees and assets that SemGroup brings to this transaction.

Energy Transfer began to operate in 1995 and the first Energy Transfer entity began to trade on the New York Stock Exchange in 2002. Energy Transfer began with less than 200 miles of natural gas pipeline and 20 employees and has grown into a family of partnerships that owns and operates over 86,000 miles of energy infrastructure nationwide with over 10,000 employees. Today, we are very happy to be number 59 on the Fortune 500 list and number 56 on the Forbes list of America’s Best Employers. We are so proud of the Partnership that has been built at Energy Transfer through both acquisitions and organic growth over the years and we believe Energy Transfer is very well positioned for future growth and success with an unparalleled energy portfolio and strong financial position.

At Energy Transfer, we feel very strongly about our mission statement, core values and beliefs, and endeavor to follow them in all that we do.

For our mission statement, we have adopted the following:

We are dedicated to responsibly and safely delivering America’s energy through upholding our core values and beliefs in everything we do. We are committed to maintaining a unified focus on operating excellence, continuous improvement and respecting all others and the communities in which we do business.

In terms of core values and beliefs, we have adopted the slogan “We Believe” and begin each value statement in that way. A copy of our mission statement and core values and beliefs is attached for your review.

We are very excited about the addition of strategic and complementary assets to Energy Transfer’s overall portfolio. The SemGroup assets will, among other things:

•	enhance the scale across multiple regions and provide increased connectivity for Energy Transfer’s crude oil and NGL transportation businesses;

•	enhance our terminalling and export capabilities via two premier U.S. Gulf Coast terminals, including a strategic asset on the Houston Ship Channel;

•	expand our natural gas gathering and processing capabilities in the United States and also in Canada with SemCAMS Midstream, one of Alberta’s largest licensed gas processors; and

•	allow the combined entity to pursue additional commercial opportunities and achieve cost savings while enhancing service capabilities for customers.

A very important aspect of the transaction will be the combined entity’s ability to maximize the crude oil transportation, terminalling and export capabilities of SemGroup’s Houston Fuel Oil Terminal (“HFOTCO”), and, as such, Energy Transfer announced its intention to connect HFOTCO to Energy Transfer’s Nederland Terminal via the Ted Collins crude oil pipeline.

I understand the merger announcement has created many questions for SemGroup and Energy Transfer employees. We commit to developing a process to answer all of those questions at the appropriate time. However, we ask that everyone be mindful that this transaction is subject to a number of approvals, clearances and conditions, including SemGroup shareholder approval and other customary closing conditions. Communications with employees, especially the timing of the communications, may be impacted by those processes. We do anticipate announcing joint integration teams in the very near future and this step will also help with communications.

In the interim, I would also ask that employees at SemGroup and Energy Transfer remain focused on doing their job and continuing to add outstanding value to both organizations.

I am very excited about the merger and all of the opportunities that this combination presents.

/s/ Kelcy Warren
Kelcy Warren
Energy Transfer Chariman & CEO

WE ARE ENERGY OUR MISSION The ENERGY TRANSFER FAMILY OF PARTNERSHIPS is dedicated to responsibly and safely delivering America’s energy through our commitment to upholding our CORE VALUES AND BELIEFS in everything we do. We are driven to inspire our employees to create superior value for our customers, our investors, and our unitholders. We also are committed to maintain a unified focus on operating excellence, respecting all others and the communities in which we do business, and creating a sustainable future. ENERGY TRANSFER energytransfer.com

WE BELIEVE in: ETHICS AND INTEGRITY We believe in doing the right thing. We hold our employees to the highest standards of conduct, without compromise. Honesty, integrity and respect in all we do is essential to our success. WORKING SAFELY We believe in putting safety first. The safety of our employees, the communities in which we do business and the environment are our top priorities. OUR PEOPLE We believe in a culture of trust, respect and inclusion and we are grounded in the belief that we will succeed together as one. We recognize that people are our most valued resource and we are committed to growing and developing our employees to allow for a workforce that delivers results and exemplifies our values. EXCELLENCE AND RESULTS We believe in the continual pursuit of excellence and seek to constantly improve what we do and how we do it. We are accountable for our actions and the resulting outcomes that drive us to achieve superior financial and operating results. SOCIAL RESPONSIBILITY We believe in respecting all stakeholder groups in the communities in which we do business by establishing open and honest communications and active community outreach programs in order to facilitate the infrastructure needed to transport a diverse, sustainable and reliable supply of energy to meet the needs of all Americans. CORPORATE STEWARDSHIP We believe in giving back to the communities in which we live and work through strategic investments of our business resources, financial contributions and employee volunteerism. ENTREPRENEURIAL MINDSET We believe in challenging the status quo by creating a creative and flexible environment that stimulates innovation balanced with thoughtful and measured risk-taking to foster growth. We embrace change and are eager to champion new and better ways to operate in a safer, faster and more cost-efficient manner in ever-changing business environments. energytransfer.com

Forward-Looking Statements

This employee communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will,” “should,” “would,” “may” and “could” or similar words or expressions are generally intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Company’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the Company’s results of operations, financial position, growth opportunities and competitive position. These statements reflect the Company’s current views with respect to future events based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. No assurances can be given, however, as of this date that these events will occur or that these projections will be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and could cause actual results to be materially different from those expressed in or implied by such forward-looking statements. Some of these factors include the Company’s ability to consummate the proposed transaction on the expected timeframe or at all, including due to the inability to obtain all approvals necessary or the failure of other closing conditions; the volatility of oil and natural gas prices; any sustained reduction in demand for, or supply of, the petroleum products we gather, transport, process, market and store; the overall forward markets for crude oil, natural gas and natural gas liquids; operational, regulatory and environment risks; cost and availability of equipment and labor; the Company’s ability to finance its activities; and other risks more fully discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, available on the Company’s website or the SEC’s website at www.sec.gov. Any forward-looking statement speaks only as of the date of which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Energy Transfer will file a registration on Form S-4 that will include a proxy statement of the Company. The definitive proxy statement will be sent to the stockholders of the Company. The Company and Energy Transfer may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s shareholder meetings. Investors and security holders may obtain a free copy of the proxy statement (when available), any registration statement/prospectus and other relevant documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement (when available), any registration statement/prospectus and other relevant documents by directing a request by mail or telephone to Investor Relations, SemGroup Corporation, 6120 S. Yale Ave, Suite 1500, Tulsa, OK 74136-4231. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.semgroup.com.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders, as filed with the SEC on April 12, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.